FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                  July 23, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)


         (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F |_X_|   Form 40-F |___|

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes |___|   No |_X_|


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Enclosure:  Press release dated July 23, 2003, announcing second quarter 2003 results.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 23, 2003                     INFICON Holding AG


                                         By:    /s/ Peter G. Maier
                                            ------------------------------------
                                                Name:  Peter G. Maier
                                                Title: Vice President and Chief
                                                       Financial Officer